Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - THIRD QUARTER 2019 RESULTS

Highlights

•	Operating revenue of $184.8 million.

•	Operating income of $13.0 million.

•	Net loss of $54.2 million

•	Adjusted EBITDA[1] of $91.9 million.

•	Cash and cash equivalents of $653.6 million.

•	Economic utilization[2] of 95%.

•	Order backlog of $512 million as of November 21, 2019.

•	1 cent per common unit distribution for the third quarter of 2019.

Financial Results Overview

Total operating revenues for the third quarter were $184.8 million (2Q19: $178.5 million). The increase was primarily due to a full quarter of operations for the West Aquarius and West Capricorn, the West Auriga returning to normal operations, the West Polaris commencing its contract in Gabon and the early termination fee received for the West Vencedor. These were partially offset by early termination fees for the West Capricorn received in the second quarter not being repeated, idle time on the West Capella prior to the commencement of a new contract in September and a full quarter of idle time on the T-16 tender barge.

Total operating expenses for the third quarter were $171.8 million (2Q19: $173.5 million). The decrease was primarily related to lower costs while the West Capella was between contracts and lower stacking costs for the West Leo and T-16. These were partially offset by the West Aquarius working for a full quarter and the West Polaris commencing operations.

Operating income was $13.0 million (2Q19: $5.0 million). The increase was primarily due to the revenue and cost movements highlighted above.

Net financial items resulted in an expense of $60.7 million (2Q19: expense of $78.7 million). The decrease in the expense was primarily due to a gain on the mark to market valuation of derivatives of $0.9 million (2Q19: loss of $15.9 million).

Loss before taxes was $47.7 million (2Q19: loss of $73.7 million).

Income tax expense for the third quarter was $6.5 million (2Q19: credit of $34.9 million). The Company is subject to taxes while reporting a net operating loss in the quarter as losses in one jurisdiction cannot be offset against net income in another.

We continue to recognize income tax expense related to a separate provision of the 2017 US tax reform, commonly referred to as BEAT. In the third quarter we recognized an income tax expense of approximately $3.9 million (2Q19: expense of $4 million) related to BEAT. Our US drilling contracts include a change in tax law provision, which we believe makes the BEAT liability reimbursable and arbitration proceedings have commenced.

[1]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

After the end of the third quarter, the US Department of Treasury provided guidance relating to an uncertain tax position recorded in the fourth quarter of 2018 in respect of changes in US tax legislation. Based on the guidance provided, we expect to release in our fourth quarter results approximately $27 million of a prior provision in respect of this uncertain position.

Net loss was $54.2 million (2Q19: net loss of $38.8 million). Seadrill Partners LLC Members had an attributable net loss for the quarter of $23.7 million (2Q19: net loss of $15.0 million).

There was no Distributable Cash Flow for the third quarter and the quarterly distribution was maintained at 1 cent per common unit.

Commercial Developments

Current backlog stands at $512 million (2Q19: $692 million). During the third quarter we entered into two new contracts and one contract was terminated, for which we received a lump sum payment:

1.

The West Polaris secured a one well contract with PC Gabon Upstream S.A. Total contract value is expected to be approximately $24 million (including mobilization fees). The unit commenced in August 2019 and the contract is expected to run until December 2019.

2.

The West Polaris secured a one year contract in Southern Asia. Total contract value is expected to be approximately $72 million (including performance incentive and mobilization fees) and commencement is expected in Q1 2020.

3.

The contract in Cote d’Ivoire for the West Vencedor was terminated prior to mobilizing the unit and lump sum payment was received of approximately the amount of adjusted EBITDA that would have been earned under the firm term of the contract.

Near term activity in the floater market is being driven predominantly by short-term, well-based programs. Looking forward, there has been a significant increase in tenders for longer-term programs, especially in Africa and Brazil. We expect these programs to improve forward utilization and lead to better pricing. There is continued bifurcation in the floater market with higher specification units experiencing better utilization and pricing and we believe our available fleet is well positioned for the contracting opportunities we see in the market today.

Financing, Liquidity and Trading

As of September 30, 2019, cash and cash equivalents were $653.6 million (2Q19: $712.1 million). The decrease was primarily due to normal quarterly debt amortization and capital expenditures. Interest bearing debt was $2.9 billion (2Q19: $3.0 billion) and net debt was therefore $2.3 billion (2Q19: $2.3 billion).

As of September 30, 2019, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.7 billion, representing approximately 93% of gross debt obligations. The average swapped rate, excluding fixed margins, was approximately 2.49%.

During the quarter, a one for ten reverse unit split was completed to regain compliance with NYSE minimum share price listing standard. In September, trading on the NYSE was suspended and delisting procedures commenced due to the low market capitalization of the Company’s common units. The delisting determination is being appealed and the common units currently trade on the over-the-counter market under the symbol “SDLPF.’

In September, amendments to three secured bank credit facilities totaling approximately $326 million were completed to remove a clause requiring a listing on the NYSE or the Oslo Stock Exchange. Discussions with advisers representing certain lenders have commenced in relation to debt maturing during 2020 and first quarter of 2021.

The bank facility secured by the T-15 and T-16 tender barges contains a “satisfactory drilling contract” covenant. As a consequence of the T-16 not having a satisfactory drilling contract for a period of time, the facility comes due on a pro rata basis and $20 million of the bank debt relating to this vessel will be repayable in the coming days.

Outlook

Adjusted EBITDA3 for the fourth quarter is expected to be lower than the third quarter adjusted EBITDA at around $80 million, based on operating income of around $1 million, primarily reflecting:

•	The West Capricorn and the T-15 completing contracts;

•	Receipt of the West Vencedor termination fees in Q3 not being repeated; partially offset by

•	A full quarter of operations for the West Capella and the West Polaris.

November 21, 2019

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

John T. Roche: Chief Executive Officer

Grant Creed: Chief Financial Officer

[3]	Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Nine months ended
	September 30, 2019	June 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
(in $ millions)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues
Contract revenues	168.7	145.0	195.5	511.8	585.4
Reimbursable revenue	4.0	4.2	9.1	13.4	23.7
Other revenues	12.1	29.3	1.6	41.8	209.5

Total operating revenues	184.8	178.5	206.2	567.0	818.6

Operating expenses
Vessel and rig operating expenses	77.4	82.3	56.8	238.2	210.4
Amortization of favorable contracts	11.3	11.3	11.3	33.9	33.9
Reimbursable expenses	3.7	3.9	8.5	12.4	21.7
Depreciation	69.3	68.2	69.7	204.8	211.3
General and administrative expenses	10.1	7.8	9.4	25.5	33.4

Total operating expenses	171.8	173.5	155.7	514.8	510.7

Revaluation of contingent consideration	—	—	—	0.7	—

Total other operating income	—	—	—	0.7	—

Operating income	13.0	5.0	50.5	52.9	307.9

Financial and other items
Interest income	4.8	5.8	7.4	16.8	40.7
Interest expense	(64.8)	(66.9)	(68.8)	(200.5)	(195.7)
Gain/(loss) on derivative financial instruments	0.9	(15.9)	6.5	(26.7)	46.3
Foreign currency exchange loss	(1.4)	(1.5)	(0.4)	(2.5)	(0.2)
Other financial items	(0.2)	(0.2)	—	(1.0)	(3.6)

Net financial items	(60.7)	(78.7)	(55.3)	(213.9)	(112.5)

(Loss)/profit before taxes	(47.7)	(73.7)	(4.8)	(161.0)	195.4

Tax (expense)/ benefit	(6.5)	34.9	(14.1)	16.7	(13.4)

Net (loss)/profit	(54.2)	(38.8)	(18.9)	(144.3)	182.0

Net (loss)/profit attributable to Seadrill Partners LLC members	(23.7)	(15.0)	(9.3)	(63.8)	115.2

Net (loss)/profit attributable to the non-controlling interest	(30.5)	(23.8)	(9.6)	(80.5)	66.8

Common units (basic and diluted)	7,528	7,528	75,278	7,528	75,278
Subordinated units (basic and diluted)	1,654	1,654	16,543	1,654	16,543

CONSOLIDATED BALANCE SHEETS

	As at September 30, 2019	As at December 31, 2018
(in $ millions)	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	653.6	841.6
Accounts receivables, net	137.8	150.9
Amount due from related party	4.7	6.4
Other current assets	124.5	110.6

Total current assets	920.6	1,109.5

Non-current assets
Drilling units	4,889.5	5,005.6
Deferred tax assets	4.2	7.7
Other non-current assets	9.5	62.6

Total non-current assets	4,903.2	5,075.9

Total assets	5,823.8	6,185.4

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	222.1	162.9
Trade accounts payable	31.2	25.7
Current portion of deferred and contingent consideration to related party	37.4	37.5
Related party payables	94.9	126.3
Other current liabilities	96.2	80.2

Total current liabilities	481.8	432.6

Non-current liabilities
Long-term debt	2,702.2	2,896.2
Long term deferred and contingent consideration to related party	1.1	21.5
Deferred tax liability	0.4	0.4
Other non-current liabilities	71.5	120.5

Total non-current liabilities	2,775.2	3,038.6

Total liabilities	3,257.0	3,471.2

Members’ capital:
Common unitholders (issued 7,527,830 units as at September 30, 2019 and December 31, 2018)*	1,170.9	1,224.8
Subordinated unitholders (issued 1,654,335 units as at September 30, 2019 and December 31, 2018)*	93.4	104.9

Total members’ capital	1,264.3	1,329.7
Non-controlling interest	1,302.5	1,384.5

Total equity	2,566.8	2,714.2

Total liabilities and equity	5,823.8	6,185.4

*

As a result of the July 2, 2019 reverse stock split the number of common units and subordinated units for 2018 has been adjusted retrospectively to reflect the proportionate change in the number of units.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30, 2019	September 30, 2018
(in $ millions)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss)/income	(144.3)	182.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	204.8	211.3
Amortization of deferred loan charges	9.4	9.3
Amortization of favorable contracts	33.9	33.9
Unrealized loss/(gain) on derivative financial instruments	29.1	(59.0)
Unrealized foreign exchange loss	5.3	0.6
Payment for long term maintenance	(66.7)	(60.1)
Net movement in income taxes	3.5	3.6
Revaluation of contingent consideration	(0.7)	—
Accretion of discount on deferred consideration	3.1	4.2
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	13.1	116.7
Prepaid expenses and accrued income	(2.3)	(3.1)
Trade accounts payable	0.2	(0.1)
Related party balances	(31.1)	(1.7)
Other assets	(2.3)	7.1
Other liabilities	(51.1)	(27.5)
Changes in deferred revenue	(0.9)	(2.8)
Other, net	0.6	0.6

Net cash provided by operating activities	3.6	415.0

Cash flows from investing activities
Additions to drilling units	(22.0)	(17.5)

Net cash used in investing activities	(22.0)	(17.5)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Nine months ended
	September 30, 2019	September 30, 2018
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(144.2)	(265.0)
Repayments of related party debt	—	(24.7)
Contingent consideration paid	(22.3)	(27.1)
Cash distributions	(3.1)	(40.7)
Repayment of shareholder loan	—	(6.2)

Net cash used in financing activities	(169.6)	(363.7)

Effect of exchange rate changes on cash	—	(0.7)

Net decrease in cash and cash equivalents	(188.0)	33.1

Cash and cash equivalents at beginning of the period	841.6	848.6

Cash and cash equivalents at the end of period	653.6	881.7

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

	Members’ capital
(in $ millions)	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Net income	94.4	20.8	115.2	66.8	182.0
Cash distributions	(22.6)	—	(22.6)	(18.1)	(40.7)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)

Balance at September 30, 2018 (unaudited)	1,280.7	115.6	1,396.3	1,440.6	2,836.9

Balance at December 31, 2018 (audited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

Net loss	(52.3)	(11.5)	(63.8)	(80.5)	(144.3)
Cash distributions	(1.6)	—	(1.6)	(1.5)	(3.1)

Balance at September 30, 2019 (unaudited)	1,170.9	93.4	1,264.3	1,302.5	2,566.8

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF. The below table reconciles net income to DCF.

	Three months ended
	September 30, 2019	June 30, 2019
(in $ millions)	Unaudited	Unaudited
Net loss attributable to Seadrill Partners LLC members	(23.7)	(15.0)

Net loss attributable to non-controlling interest [5]	(30.5)	(23.8)
Income tax expense/(benefit)	6.5	(34.9)
Interest income	(4.8)	(5.8)
Interest expense	64.8	66.9
(Loss)/gain on derivative financial instruments	(0.9)	15.9
Other financial items	0.2	0.2
Foreign currency exchange	1.4	1.5
Depreciation	69.3	68.2
Amortization of favorable contracts	11.3	11.3
Mobilization fees recognized in income	(2.9)	(3.8)
Mobilization fees billed during quarter	4.8	2.5
Deferred consideration falling due in quarter	(3.6)	(3.4)

Adjusted EBITDA	91.9	79.8

Interest receipts	5.7	6.7
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(62.8)	(61.7)
Income tax payments	(10.1)	(22.2)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(38.0)	(38.0)

Distributable cash flow before allocation to non-controlling interest	(32.0)	(54.1)

Allocation to non-controlling interest	14.4	25.8

Distributable cash flow	(17.6)	(28.3)

Distribution declared in respect of quarter	0.1	0.1

[5]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[6]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	December 31, 2019	September 30, 2019	June 30, 2019
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	0.5	13.0	5.0

Depreciation	71.2	69.3	68.2
Amortization of favorable contracts	11.3	11.3	11.3
Mobilization fees recognized in income	(3.7)	(2.9)	(3.8)
Mobilization fees billed during quarter	4.5	4.8	2.5
Deferred consideration falling due in quarter	(3.8)	(3.6)	(3.4)

Adjusted EBITDA	80.0	91.9	79.8

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at September 30, 2019	As at June 30, 2019
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	2,940.5	2,971.9
Cash and cash equivalents	(653.6)	(712.1)

Net interest bearing debt	2,286.9	2,259.8